Exhibit 99.1

Sibanye Gold Limited

Trading as Sibanye-Stillwater

Reg. 2002/031431/06

Incorporated in the Republic of South Africa

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

MARKET RELEASE

Trading statement and operating update for the year ended 31 December 2019

Johannesburg, 14 February 2020: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to provide a trading statement and operating update for the year ended 31 December 2019. The comprehensive financial and operating results for the six months and the year ended 31 December 2019 (H2 2019 and 2019 year respectively) will be released on Wednesday, 19 February 2020.

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Trading statement

A recovery in the Group operating performance in H2 2019 and increased contributions from DRDGOLD and the Marikana operations, combined with a significant increase in precious metals prices, boosted Group revenue by 44% year-on-year to R72,925 million (US$5,043 million) for 2019, compared with R50,656 million (US$3,826million) for 2018. Adjusted EBITDA increased by 79% year-on-year to R14,956 million (US$1,034 million) for 2019.

The financial performance in H2 2019 was in stark contrast to the first half of the year, which was significantly impacted by strike action at the SA Gold operations and other operational disruptions. As a result of the improved operating performance and sharp increase in precious metals prices in H2 2019, revenue for the period of R49,390 million (US$3,386 million) increased by 110% from R23,535 million (US$1,657 million) for H1 2019 and 85% from R26,746 million (US$1,884 million) for H2 2018. Adjusted EBITDA for H2 2019 of R12,938 million (US$881 million) was 541% higher than adjusted EBITDA for H1 2019 of R2,01 9 million (US$316 million) and 189% higher than for the comparable period in 2018.

As a result of this strong financial performance, progress on deleveraging the Group balance sheet has accelerated, de-risking the business and building a solid base for future delivery of further. Proforma net debt: adjusted EBITDA has reduced meaningfully to 1.2x* at 31 December 2019, from 2.5x the year before and well ahead of our 1 .8x target for the 2019-year end.

Shareholders are advised that the due to the factors listed below, the Group expects to report a profit of R433 million (US$30 million) for 2019, which is a significant improvement on the loss of R2,521 million (US$191 million) for 2018.

The improvement year-on-year primarily reflects, inter alia:

•                  significantly higher platinum group metals (PGM) and gold prices

•                  the inclusion of the Marikana operations for seven months, compared with zero months in the comparative period

•                  the inclusion of DRDGOLD for a full year, compared with five months in the comparative period

•                  a R1,103 million (US$77 million) gain on acquisition of Lonmin Plc (“Marikana operations”)

•                  a R1,567 million (US$110 million) deferred tax credit recognised by the US PGM operations

These improvements were partly offset by:

•                  losses incurred by the SA gold operations due to the industrial action that ended in April 2019, followed by the subsequent ramp up to full production capacity

•                  recognition of a R3,912 million (US$271 million) fair value loss on the US$ convertible bonds, following the 258% increase in the Sibanye-Stillwater share price during 2019, resulting in the bonds trading well above par value

•                  restructuring costs from the SA gold and Marikana operations

As a result, the Group expects to report basic earnings per share of 2.5 cents (0.2 US cents) for 2019, which is a 102% improvement on the basic loss per share of 110.4 cents (8.3 US cents) reported for the previous year. The Group expects to report a headline loss per share (HEPS) of 40.2 cents (2.8 US cents), down 39.5 cents (2.7 US cents) or 5,643% compared with the HEPS of 0.7 cents (0.1 US cents) for 2018. This is mainly attributable to the R1,103 million ($77 million) gain on acquisition of Lonmin Plc being excluded from HEPS, but the fair value loss of R3,912 million (US$271 million) on the US$ convertible bonds being included.

Normalised earnings(1) which is more reflective of operating earnings, increased by R3,797 million (US$263 million), to R2,360 million (US$163 million) from a R1,437 million (US$109 million) loss in 2018.

The translation of the rand amounts into US dollar is based on average exchange rates of R14.46/US$ for 2019, R13.24/US$ for 2018 and R14:69/US$ in H2 2019. This information is provided as supplementary information only.

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’ s auditors.

All adjusted/normalised information disclosed below has been prepared for illustrative purposes only and is treated as pro forma financial information by the JSE Limited. The information is the responsibility of the Group’s board of the directors and because of its nature may not fairly present the Group’s financial position, changes in equity, results of operations or cash flows. The Company will detail the relevant adjustments used to arrive at the pro forma information when its full-year results are published.

(1) As per the covenant definition which includes 12 months of earnings from the Marikana operations

(2) Normalised earnings excludes gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate

Operating update

The Group operational performance for the year ended 31 December 2019 was solid, with the operational issues which affected H1 2019, largely having been addressed by the end of the year. The consistent operational performance from the SA PGM continued, despite the integration and restructuring of the Marikana operations and the impact of load-shedding towards the end of the year. 4E PGM production of 1,100,734 4Eoz (excluding the Marikana operation) was above the upper end of annual guidance. 4E PGM production of 1,608,332 4Eoz including the Marikana operations (for seven months since acquisition), was 37% higher year-on-year.

The SA gold operations achieved normalised production run rates for the reduced operating footprint during Q4 2019, delivering annual gold production of 753,194oz (excluding DRDGOLD) and 932,659oz (Including DRDGOLD).

The US PGM operations reported 2E PGM production of 593,974 2Eoz which was in line with revised annual guidance, following the operational issues which were experienced at Blitz during H2 2019.

Results presentation

Sibanye-Stillwater will release its results for the six months and year ended 31 December 2019 on Wednesday, 19 February 2020 after 08:00 (CAT) and will host a live presentation and webcast at 10:00 (CAT). For the webcast and conference call details, please refer to our website at www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations

Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater) (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the Form F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019 (SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).